# FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION  Washington, D.C. 20549**

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

**OMB APPROVAL**

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(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|
| **Julien        Jeffrey        P** <br> (Last)        (First)        (Middle) | **Raymond James Financial  (RJF)** | _____ Director                 _____ 10% Owner |
| | 3. IRS or Social Security Number of Reporting Person (Voluntary) | 4. Statement for Month/Day/Year | __**X**__ Officer (give              _____ Other (specify <br>            title below)              below) |
| **880 Carillon Parkway** <br> (Street) | | **March 4, 2003** | **Senior Vice President-Finance** |
| **St. Petersburg        FL        33716** <br> (City)        (State)        (ZIP) | 5. If Amendment  Date of Original <br> (Month/Day/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line) <br> **X** Form filed by One Reporting Person <br> __ Form filed by More than One Reporting Person |

**Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| Raymond James Financial, Inc. (RJF) | | | Code | V | Amount | (A) or (D) | Price | | | |
| **RJF Common Stock** | **3/4/2003** | | | | **987 (1)** | **A** | **$          21.510** | **21,474** | **D** | |
| **RJF Common Stock** | | | | | | | | **454** | **I** | **cust for children** |
| **RJF Common Stock** | | | | | | | | **10,215** | **I** | **ESOP** |
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(1) Shares acquired under the RJF stock purchase plan in March 2003

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/ Day/ Year) | 3.A Deemed Execution Date if any (Month/Day/Y | 4. Transaction Code (Instr. 8) | | 5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5 | | 6. Date Exercisable and Expiration Date (Month/Day/ Year) | | 7. Title and Amount of Underlying Securiti (Instr. 3 and 4) | | 8. Price of derivative Security (Instr. 5) | 9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4) | 10.Ownership Form of Security Direct (D) or Indirect (I) Instr. 4) | 11.Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Employee Stock Option (Right to buy) | | | | | | | | 11/18/02-11/18/04 | 1/18/2005 | Common Stock | 4,000 | 20.6250 | | | |
| Employee Stock Option (Right to buy) | | | | | | | | 11/28/04-1/2/07 | 1/28/2007 | Common Stock | 10,000 | 32.00 | 14,000 | D | |
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Explanation of Responses:

/S/ JEFFREY P. JULIEN                3/5/2003
**Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient
   *see* Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.